# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIM Acquisition Corp. I, CIK 0002014982
CUSIP: G8431T101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 78 SW 7TH STREET, SUITE 500, MIAMI, Florida (FL), 33130
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- PICTON MAHONEY ASSET MANAGEMENT: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 3,552,768 Class A Ordinary Shares outstanding as of May 14, 2026 based on Company's 10-Q filed May 15, 2026

## Item 1. Issuer
Name of issuer: SIM Acquisition Corp. I
Address of issuer's principal executive offices: 78 SW 7TH STREET, SUITE 500, MIAMI, FLORIDA, 33130

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street #320
Citizenship: CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- PICTON MAHONEY ASSET MANAGEMENT: Ahsan Ahmed, Chief Compliance Officer (08/11/2026)